SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14D-9
(Rule 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

PHILLIPS EDISON GROCERY CENTER REIT I, INC.

(Name of Subject Company)

PHILLIPS EDISON GROCERY CENTER REIT I, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

71844V 102

(CUSIP Number of Class of Securities)

Jeffrey S. Edison
Chief Executive Officer and Chairman
Phillips Edison Grocery Center REIT I, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249
(513) 554-1110

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Robert H. Bergdolt, Esq.
Andrew M. Davisson, Esq.
DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
(919) 786-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on April 25, 2016 (collectively with Amendment No. 1, the “Schedule 14D-9”) relating to an offer (the “CMG Tender Offer”) by CMG Partners, LLC, CMG Acquisition Co., LLC and CMG Income Fund II, LLC (collectively, the “Bidder” or the “Purchaser”) to purchase up to 9,300,000 shares (the “ Shares”) of the outstanding common stock, par value $0.01 per share (the “Common Stock”), of Phillips Edison Grocery Center REIT I, Inc. (the “Company” or the “Corporation”), at a price of $5.25 per Share, in cash (without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) attached as Exhibit(a)(1) to the CMG Tender Offer Statement on Schedule TO filed by the Bidder with the SEC on April 22, 2016, and amended by Amendment No. 1 thereto filed by the Bidder with the SEC on May 9, 2016 (the “Schedule TO”).

Item 4. The Solicitation or Recommendation

The response to Item 4(b) is hereby amended and supplemented by adding the following:

On May 9, 2016, the Bidder amended the CMG Tender Offer to reduce the number of Shares it is offering to purchase from 9,300,000 to 1,000,000. The 1,000,000 Shares subject to the offer constitute approximately 0.54% of the outstanding Common Stock.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PHILLIPS EDISON GROCERY CENTER REIT I, INC.

By:	/s/ R. Mark Addy Name: R. Mark Addy Title: President and Chief Operating Officer

Dated: May 11, 2016